UNDISCOVERED MANAGERS FUNDS

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 26, 2021

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Undiscovered Managers Funds (File No. 811-08437) (the “Trust”)

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on August 16, 2021 with respect to the Preliminary Proxy Statement filed on behalf of the Trust on August 11, 2021. For your convenience, we have restated your comment below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Preliminary Proxy Statement. We will incorporate the changes referenced below into the Definitive Proxy Statement for the Trust.

Comment 1: In the event that you decide to conduct the meeting virtually, please review the suggestions contained in Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns. Also,

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Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Fund’s governing documents (with citation to the specific language in such documents).

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Please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?

•	Please consider providing a technical assistance phone number for investors to use if they experience ‘day of’ problems logging on, hearing, or being heard, at the meeting.

Response: The Trust has decided to hold the meeting virtually, and will modify the proxy disclosure to note this. The Trust acknowledges the suggestions contained in Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.

The Trust confirms that holding a shareholder meeting by means of remote communication would be consistent with both applicable law and with the Trust’s governing documents. The bylaws for the Trust have recently been amended to include the following provision:

Shareholder Meetings by Remote Communications. Notwithstanding anything in these Bylaws to the contrary, the Trustees may, in their sole discretion, determine that a meeting of Shareholders may be held partly or solely by means of remote communications. Shareholders and proxyholders not physically present at such a meeting shall be deemed present in person and may vote or otherwise participate as if they were physically present at an in-person meeting, whether such meeting is to be held at a designated physical place or solely by means of remote communications (that is, virtually) or as a combination of both. In connection with any such meeting, the Trust shall implement such measures as the Trustees deem to be reasonable to verify that each person deemed present and authorized to vote at the meeting by means of remote communications is a Shareholder of record entitled to vote or an authorized proxyholder and to provide such Shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders consistent with the opportunities afforded at an in-person meeting. Notwithstanding anything in these Bylaws to the contrary, the Board of Trustees may, in their sole discretion, notify Shareholders of any postponement, adjournment or a change of the place of a meeting of Shareholders (including a change to hold the meeting solely by means of remote communications) solely by a document publicly filed by the Trust with the U.S. Securities and Exchange Commission without the requirement of any further notice.

The Trust confirms that no intentional changes to the meeting experience are contemplated. The Trust expects to arrange for any virtual meeting to be conducted in a manner that facilitates shareholder participation to substantially the same extent as in an in-person meeting.

The Trust expects that a technical assistance phone number would be provided to shareholders to use if they experience ‘day of’ problems logging on, hearing, or being heard, at the meeting.

Comment 2: We note that the Trust intends to send the proxy statement to only two of the series of the Trust. Please explain supplementally whether there is a reason that the other series of the Trust are not voting on Proposal 1, or otherwise revise the documents.

Response: The Trust currently consists of two series, as disclosed in the first sentence of the President’s letter. Other series that once operated within the Trust have since liquidated and ceased operations.

Comment 3: We note that the Unified Board will consist of 16 members who apparently will be responsible for overseeing the entire JP Morgan complex. Given the size of the new board, and the total number of funds/assets it will oversee, please tell us what considerations you gave to optimal board sizing from various perspectives relating to effective oversight and coordination. If such factors were considered in connection with the proposal, please also revise disclosure to address.

Response: The Trust believes that the existing disclosure in the “Factors Supporting a Unified Board” section appropriately describes factors considered by the Board in reaching its determination to move to a unified board structure and set its size at 16, and that the “Nomination Process” section appropriately describes factors considered by the Board in determining to recommend each of the Nominees for approval by shareholders. The Trust believes a board should establish its size, in accordance with the relevant funds’ organizational documents and applicable state law, at the size the board deems to be appropriate, in its business judgment and consistent with its fiduciary duties, and that the size deemed appropriate at any particular time may be a range and not a single number, and the size deemed appropriate (whether a range or a single number) may vary from time to time based on the particular facts and circumstances and judgment of the members of a board. Further, the Trust notes that the subsection titled “Succession Planning” includes disclosure indicating that the Board’s size will grant it the flexibility to choose between allowing natural retirement vacancies to bring itself back in line with its historical size of 12, or to fill such vacancies more easily and without the added expense of seeking shareholder approval. Accordingly, the Trust respectfully declines to provide further details about “optimal board sizing.”

Comment 4: In the subsection titled “Background,” under “Proposal 1: Election of Nominees to Serve on the Board of Trustees,” the disclosure explains that:

“The J.P. Morgan Mutual Funds currently consist of the two Funds plus [125] separate series of seven other open-end registered management investment companies, each of which has a board of trustees/directors.

It is unclear what is being referred to by “plus 125 separate series of seven other open-end registered management investment companies.” Please advise or revise.

Response: The sentence will be replaced with the following: “The J.P. Morgan Mutual Funds currently consist of 123 individual mutual funds, including the two Funds that make up the Trust. Each of the 123 funds is a separate series of one of eight registered open-end management investment companies. Each of the eight investment companies, including the Trust, is a separate legal entity that has its own board of trustees/directors.”

Comment 5: Under Proposal 1 it is disclosed that the Governance Committee has adopted a policy on diversity. Please provide information regarding the Governance Committee’s diversity policy as required by Item 407(c)(2)(vi) of Reg S-K as referenced by Item 22(b)(15)(ii)(A) of Schedule 14A.

Response: The Governance Committee has adopted a formal policy on diversity which states that the Committee recognizes that diverse viewpoints, skill sets, backgrounds and experiences strengthen the performance of the Board and its committees as decision-making and oversight bodies serving the best interests of the Funds and their shareholders and values the diverse attributes of individual Directors/Trustees and the overall Board. In accordance with Item 407(c)(2)(vi) of Reg S-K, the Nomination Process section describes the Governance Committee’s process for identifying and evaluating nominees for trustees/directors, including how the Committee (and the Board) considers diversity and implements its policy on diversity. As disclosed in the Nomination Process section, the Governance Committee considered the overall diversity of the Board’s composition. The Nomination Process section also discloses that the Governance Committee believes the Board generally benefits from diversity of background, experience and views among its members, and considers this a factor in evaluating the composition of the Board. In considering potential nominees, the Committee values diversity based on gender, race, ethnicity and other attributes. In light of the Staff comment, however, the following sentence will be added immediately following the sentence in indicating that the Governance Committee has adopted a policy on diversity: “The Governance Committee expects to assess the effectiveness of the policy as part of the annual self-assessment process of the Board.”

Comment 6: Please confirm that the Nominees were nominated in a manner consistent with the Governance Committee’s diversity policy, or explain, in the disclosure, any deviations from the policy in nominating the Nominees.

Response: The Trust believes that the Nominees were nominated in a manner consistent with the Governance Committee’s policy on diversity.

Comment 7: Are there any anticipated increases to trustee compensation arising from the potential approval of Proposal 1? If so, please revise the disclosure to discuss any such anticipated increases.

Response: No increase is specifically anticipated at this time, although the Board re-evaluates its compensation annually and an increase could be made in the future. Accordingly, no revisions will be made to the disclosure.

Comment 8: Under the heading titled “Investment Performance,” under the subsection titled “Board Considerations,” for Proposal 2, the disclosure refers to various quintiles. Please disclose, in plain English, how the Fund’s performance compared to the universe and peer group rankings. In this regard, consider replacing the references to quintiles with more commonly used terms more clearly explaining what they are.

Response: The disclosure will be revised to note the following: “(the first quintile being the best performing funds and the fifth quintile being the worst performing funds).”.

Comment 9: Under the heading titled “Costs Associated with the Special Meeting,” under the subsection titled “Board Considerations,” for Proposal 2, the disclosure indicates that the Sub-Adviser has agreed to bear the costs of the proxy. Please reconcile this statement with the disclosure in the subsection titled “Method of Solicitation,” under the section titled “Voting Information,” which states that, “[t]he costs of the Meeting, including the costs of preparing, assembling, mailing and transmitting the proxy materials and of soliciting proxies on behalf of the Board, will be borne by the Funds.”

Response: The requested revision will be made.

Comment 10: In the subsection titled “Voting Requirement,” under the section titled “Voting Information,” the disclosure states that a plurality of the votes cast for each nominee will elect each nominee. Please revise to provide clear disclosure about what a “plurality” means. For example, in this case, where there are sixteen nominees for sixteen board seats, a plurality might mean that, as long as a nominee gets a single vote in their favor, the nominee will be elected.

Response: The disclosure will be revised to explain that if, as expected, each nominee is uncontested for their board seat, and assuming a quorum is present, a single vote in their favor will successfully elect the nominee.

Comment 11: In the subsection titled “Revoking a Proxy or Changing a Vote,” under the section titled “Voting Information,” the disclosure states that shareholders may revoke their proxy by “(3) otherwise giv[ing] notice of revocation in open Meeting.” If “in open Meeting” is intended to refer to actions taken at the meeting, please consider rephrasing to more clearly explain what “in open Meeting” refers to.

Response: The disclosure will be revised to state that shareholder may revoke their proxy by giving notice of revocation at the Meeting.

Comment 12: Under “Appendix E – Fees Paid by the Trust to Independent Auditors,” please disclose the percentage of services described in each of paragraphs (2) through (4) of this Appendix E that were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, as required by Item 9(e)(5)(ii) of Schedule 14A.

Response: The requested revision will be made.

Comment 13: In relation to Appendix F: Share Information, please confirm supplementally that you will list the shares outstanding by share class in the definitive proxy statement sent to shareholders.

Response: The Trust confirms that it will list the shares outstanding by share class in the definitive proxy statement sent to shareholders.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-2531.

Sincerely,

/s/ Matthew Beck
Matthew Beck

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